SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 29493]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 29, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2010. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 19, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

Evergreen Leaders Trust [File No. 811-8334]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 13, 2010, and amended on October 25, 2010.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Federated Investment Portfolios [File No. 811-7461]
Federated Investment Trust [File No. 811-7477]

Summary: Applicants, a hub and spoke, respectively, in a hub and spoke structure, seek orders declaring that they have ceased to be investment companies. On September 25, 1998, Federated Investment Trust redeemed all of its interests in Federated Investment Portfolios, whose assets were distributed in-kind to Federated Investment Trust at net asset value.   Also, on September 25, 1998, Federated Investment Trust transferred its assets to Federated Total Return Bond Fund, a series of Federated Total Return Series, Inc., based on net asset value. Applicants incurred no expenses in connection with the reorganization and liquidation.

Filing Dates: The applications were filed on August 3, 2010, and amended on October 22, 2010.

Applicants' Address: Federated Investors Funds, 4000 Ericsson Dr., Warrendale, PA 15086-7561.

Stone Harbor Credit Recovery Income Fund [File No. 811-22330]
Stone Harbor Local Markets Income Fund [File No. 811-22068]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on September 16, 2010 and September 20, 2010, respectively, and each was amended on October 14, 2010.

Applicants' Address: ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203.

Pioneer Municipal and Equity Income Trust [File No. 811-21448]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Between October 6, 2008 and October 24, 2008, applicant redeemed its auction market preferred shares at $25,000 per share, plus an amount equal to accumulated but unpaid dividends. On October 24, 2008, applicant transferred its assets to Pioneer Tax Free Income Fund, based on net asset value. Expenses of approximately $257,023 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on November 12, 2009, and amended on September 29, 2010.

Applicant's Address: 60 State St., Boston, MA 02109.

Torrey US Strategy Partners, LLC [File No. 811-21066]
Torrey International Strategy Partners, LLC [File No. 811-21067]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 27, 2010, each applicant made a final liquidating distribution to its shareholders, based on net asset value.   Expenses of approximately $128,797 and $37,004, respectively, incurred in connection with the liquidations were paid by applicants. Applicants have retained $40,435 and $31,640, respectively, in cash to pay certain expected liabilities.

Filing Date: The applications were filed on October 8, 2010.

Applicants' Address: 45 East Putnam Ave., Suite 124, Greenwich, CT 06830.

Morgan Stanley Global Opportunity Bond Fund, Inc. [File No. 811-8460]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 25, 2010, applicant transferred its assets to Morgan Stanley Emerging Markets Debt Fund, Inc., based on net asset value. Expenses of approximately $169,949 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on October 4, 2010 and amended on October 14, 2010.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Emerging Markets Portfolio [File No. 811-8332]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 24, 2010, applicant made a liquidating distribution to its shareholders, based on

net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on October 6, 2010.

Applicant's Address: Two International Place, Boston, MA 02110.

Pennsylvania Avenue Funds [File No. 811-21253]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On June 7, 2010, applicant transferred its assets to Quaker Event Arbitrage Fund, a series of

Quaker Investment Trust, based on net asset value. Expenses of $1,740 incurred in connection

with the reorganization were paid by applicant.

Filing Date: The application was filed on October 7, 2010.

Applicant's Address: 260 Water St., Brooklyn, NY 11201.

Wells Family of Real Estate Funds [File No. 811-8355]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On December 18, 2009, applicant made a liquidating distribution to its shareholders, based on

net asset value. Expenses of $221,161 incurred in connection with the liquidation were paid by

Wells Asset Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on October 1, 2010.

Applicant's Address: Wells Asset Management, Inc., 6200 The Corners Parkway, Norcross, GA

30092.

Hyperion Brookfield Collateralized Securities Fund, Inc. [File No. 811-21466]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 6, 2010, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $38,500 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on September 21, 2010.

Applicant's Address: Three World Financial Center, 200 Vesey St., 10th Floor, New York, NY 10281-1010.

ICAP Funds, Inc. [File No. 811-8850]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 26, 2010, each series of applicant transferred its assets to the corresponding shell series of MainStay Funds Trust, based on net asset value. Expenses of $108,347 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on October 8, 2010.

Applicant's Address: 51 Madison Ave., New York, NY 10010.

Castle Convertible Fund, Inc. [File No. 811-2213]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 9, 2009, applicant transferred its assets to Alger Convertible Fund, a series of The Alger Funds, based on net asset value. Expenses of $120,000 incurred in connection with the reorganization were paid by Fred Alger Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on October 14, 2010.

Applicant's Address: 111 Fifth Ave., New York, NY 10003.

Templeton Capital Accumulator Fund [File No. 811-6198]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On May 20, 2005, applicant transferred its assets to Templeton Growth Fund, Inc., based on net

asset value. Expenses of $376,699 incurred in connection with the reorganization were paid one-

quarter by the applicant, one-quarter by Templeton Growth Fund, Inc., one-quarter by

Templeton Investment Counsel, LLC, the applicant's investment manager, and one-quarter by

Templeton Global Advisors Limited, Templeton Growth Fund, Inc.'s investment manager.

Filing Dates: The application was filed on August 11, 2010 and amended on October 22, 2010.

Applicant's Address: 500 East Broward Boulevard, Fort Lauderdale, FL 33394-3091.

    For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

                                                            Florence E. Harmon
                                                            Deputy Secretary